SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 14, 2009

Press Release

Immediate Release

PARX, OTI’s Subsidiary, Introduces EasyParkTM to the
First Municipality in France

Iselin, NJ –October 14, 2009 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that its subsidiary, PARX Ltd., is expanding its parking solution to France, with the addition of Reims, the 12th largest city in France with more than 185,000 residents, as the first municipality to introduce EasyParkTM in the country. PARX France will introduce the product under the brand name Piaf 2.

PARX France will manage the new EasyParkTM project. EasyPark TM is OTI’s patented in-vehicle electronic parking meter. The EasyParkTM business model is one in which revenues are generated from product sales, transaction fees and customer support. Last year OTI acquired ID Parking, an electronic parking solution provider in approximately 40 municipalities in France. The acquisition enables OTI to leverage the platform to access the French electronic parking payment market and offer multiple solutions for parking payment.

“We are looking forward to the implementation of EasyPark TM in the first municipality in France. Our strategy of expanding EasyParkTM globally through local channels has been successful in Italy and Bermuda and we continue to work on additional locations” said Oded Bashan, OTI’s Chairman and CEO. “The fact that EasyParkTM is an easy-to-use, cost effective solution that requires minimum infrastructure investment makes it an attractive parking payment tool for municipalities for on-street parking and parking lots worldwide”.

Mr. Bashan continued: “The product’s business model that enables OTI to generate revenues from transaction fees and maintenance and support on top of the product sale coincides with OTI’s strategy to increase its ongoing recurring revenues”.

Using Piaf 2 the driver pays only for the actual parked time. To activate Piaf 2 the driver turns on the contactless unit and places it in the car window. Upon returning, the driver turns the device off. This creates a uniquely convenient user experience by eliminating the need for cash, change, and saving the time looking for parking meters. Piaf 2 can be used for both on-street parking payments and for parking lots. Piaf 2 provides detailed reports to the municipality in order to better manage and monitor parking patterns across town. The parking system is able to support multiple rates, cities, tariffs in a modular, scalable and easy to implement way.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX
PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction or expansion of our parking solutions in France as well as other locations worldwide and the potential market thereof and our strategy to increase our ongoing recurring revenues. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:

Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com